Exhibit 99.1

DATE:	January 26, 2016 4:00 p.m. E.S.T.
CONTACT:	Archie M. Brown, Jr. President and CEO
MainSource Financial Group, Inc. 812-663-6734

MAINSOURCE FINANCIAL GROUP—NASDAQ, MSFG —

Announces Fourth Quarter and Full Year

2015 Operating Results and Increase to Common Dividend

•                  Record annual earnings of $35.5 million for 2015

•                  First quarter 2016 common stock dividend increased to $0.15 per share, a 7% increase

•                  9% increase in stock price during 2015

•                  Tangible Common Equity Ratio of 9.1%

•                  Announced agreement to acquire Cheviot Financial Corp.

•                  Loan growth of $77 million, or 15% on an annualized basis, during the fourth quarter

Greensburg, Indiana, Archie M. Brown, Jr., President and Chief Executive Officer of MainSource Financial Group, Inc. (NASDAQ: MSFG) announced today the unaudited financial results for the quarter and year ended December 31, 2015.  For the three months ended December 31, 2015, the Company recorded net income of $9.1 million, or $0.42 per common share, compared to net income of $6.6 million, or $0.30 per common share, in the fourth quarter of 2014.  During the fourth quarter of 2015 the Company incurred costs of $114 thousand related to its acquisition of five branches from Old National Bank (“ONB”) and $250 thousand related to its announcement of the closing of four branches.  During the fourth quarter of 2014 the Company incurred a $3.1 million pre-tax charge ($2.2 million on an after-tax basis) related to its acquisition of MBT Bancorp.

For the twelve months ended December 31, 2015, the Company reported net income of $35.5 million, or $1.62 per common share, compared to net income in 2014 of $29.0 million, or $1.39 per common share.  The primary drivers of the increase in net income in 2015 compared to 2014 were an increase in net interest income and the full-year impact of the acquisition of MBT Bancorp.

The Company also announced that the Board of Directors declared a first quarter common dividend of $0.15 per share at its January 25, 2016 meeting.  This represents an increase of $.01 per share, or 7%, from the dividend paid during the previous quarter.  The dividend is payable on March 15, 2016 to common shareholders of record as of March 5, 2016.

Mr. Brown commented, “I am very pleased with our fourth quarter and full year results.  Excluding non-operating expenses related to the third quarter branch acquisition and branch closures, our net income for the quarter and year was at the highest level in the Company’s history.  Our late 2014 acquisition of MBT Bancorp and August, 2015 purchase of five branches, combined with strong loan growth and checking account acquisition, were the primary contributors to our record performance.  As a result, we are very pleased to announce another dividend increase. This 7% increase brings our annualized dividend to $.60 per common share and a current dividend yield of 3%.”

Mr. Brown continued, “We experienced strong revenue growth in 2015.  Net revenue for the fourth quarter increased 7% from the same period one year ago and was 11% higher year over year.  We are very pleased with loan growth for the quarter and year.  Loans grew at an annualized pace of 15% for the quarter and helped us finish the year with growth of 10%.  Most of the loan growth in 2015 was organic and is the result of our strategy to expand into nearby higher growth areas in the last several years.  One of our largest successes for the year was growth in non-interest bearing checking account balances.  For the year, checking account balances grew by 24%.  We are equally encouraged by our fee income growth.  For the quarter, non-interest income was up 9% over the fourth quarter of 2014.  Significant increases in service charge and interchange income more than offset a decline in mortgage banking revenue.  For the year, non-interest income was 17% higher than the prior year as we experienced large increases in most fee categories.”

Mr. Brown continued, “Asset quality continued to improve during the quarter and year as we remain focused on prudent loan growth and attentive management of our loan portfolio.  Non-performing assets (including troubled debt restructurings) declined 7% from September 30th and 43% from December 31, 2014.  As of December 31, 2015, NPAs as a percentage of total assets were .53%.  Similarly, loan delinquency and charge-offs from the company continue to be at cycle lows.”

Mr. Brown concluded, “During the quarter, we announced our agreement to acquire Cheviot Financial Corp, a $579 million asset institution headquartered in Cincinnati.  This acquisition greatly enhances our presence in the Greater Cincinnati area and is consistent with our strategy to systematically expand in the three large metropolitan areas that are very close to our headquarters.  The integration planning is well underway and, subject to regulatory approval and customary closing conditions, we hope to complete the merger in the second quarter of 2016.”

4TH QUARTER RESULTS

NET INTEREST INCOME

Net interest income was $26.2 million for the fourth quarter of 2015 compared to $24.9 million for the same period a year ago.  An increase in the earning asset base due primarily to the organic loan growth for the year was the primary reason for the increase in net interest income.  Net interest margin, on a fully-taxable equivalent basis, was 3.68% for the fourth quarter of 2015 which was seven basis points below the fourth quarter of 2014 and four basis points lower than the third quarter of 2015.  The Company’s net interest margin decreased from a year ago due to the repricing of the asset side of the balance sheet.  While deposit and other funding costs have decreased over the same period, many of these accounts have reached, or are approaching, their floors.

NON-INTEREST INCOME

The Company’s non-interest income was $12.7 million for the fourth quarter of 2015 compared to $11.6 million in the same period in 2014.  Increases in service charges on deposit accounts and interchange income were partially offset by a decrease in mortgage banking income.  Service charges increased from the same period a year ago as the Company grew its checking account base on an organic basis by five percent.  The increase in checking accounts also contributed to the increase in interchange income.  In addition the Company changed its debit card provider from Visa to MasterCard during 2015.  Mortgage banking income decreased by $0.5 million from the same period a year ago due to the overall decrease in refinancing activity.

NON-INTEREST EXPENSE

The Company’s non-interest expense was $26.2 million for the fourth quarter of 2015 compared to $28.0 million for the same period in 2014.  As previously discussed, during the fourth quarter of 2014 the Company incurred $3.1 million in costs related to the acquisition of MBT Bancorp.   Excluding these expenses, total non-interest expense would have been $24.9 million in the fourth quarter of 2014.  During the fourth quarter of 2015 the Company incurred costs of $114 thousand related to its acquisition of five branches from ONB and $250 thousand related to its announcement of the closing of four branches.  The increase in expenses in 2015 compared to 2014 was primarily related to an increase in employee costs due to the acquisition of the ONB branches in the third quarter of 2015 and normal merit increases.

FULL YEAR RESULTS

NET INTEREST INCOME

Net interest income was $102.7 million for the full year 2015, which represents an increase of $8.2 million when compared to the twelve months ended December 31, 2014.  Net interest margin, on a fully-taxable equivalent basis, decreased from 3.82% in 2014 to 3.74% in 2015.  As interest rates have remained at historic lows for an extended period of time, the Company’s asset base has continued to reprice lower.  The Company’s cost of funds also decreased over the same period but to a lesser extent.  Offsetting the decrease in the Company’s net interest margin, average earning assets increased by $293 million in 2015 compared to 2014 as the Company realized the full year effect of the MBT Bancorp acquisition, the partial year effect of the ONB branch purchase and $160 million in organic loan growth in 2015.

NON-INTEREST INCOME

The Company’s non-interest income was $50.3 million for the full year 2015 compared to $43.0 million for 2014.  All major categories of fee income increased year over year.  The primary driver of the increase in non-interest income year over year was the full year effect of the MBT Bancorp acquisition.  In addition, the Company changed its debit card provider in 2015 from Visa to MasterCard which had a positive impact on interchange income.

NON-INTEREST EXPENSE

The Company’s non-interest expense was $105.6 million for the full year 2015 compared to $99.2 million for 2014.  During 2015, the Company incurred non-operating expenses of $2.4 million related to the prepayment of an FHLB advance and $0.7 million related to the acquired ONB branches.  Excluding these costs, 2015 non-interest expenses would have been $102.5 million.  Excluding the previously discussed $3.1 million in costs related to the acquisition of MBT, the Company’s non-interest expenses would have been $96.1 million in 2014.  The increase in non-interest expenses year over year was primarily due to the full year effect of the MBT Bancorp acquisition and the partial year effect of the acquired ONB branches.

ASSET QUALITY

Non-performing assets (NPA’s) were $18.0 million as of December 31, 2015, a decrease of $13.5 million from year-end 2014 and a decrease of $1.3 million on a linked-quarter basis.  NPA’s represented 0.53% of total assets as of December 31, 2015 compared to 0.58% as of September 30, 2015 and 1.01% as of December 31, 2014.  Net charge-offs were $0.8 million for the fourth quarter of 2015 and represented 0.16% of average loans on an annualized basis.  The Company incurred $825 thousand of loan loss provision expense for the fourth quarter of 2015.  This was primarily due to the charge-offs during the quarter and the loan growth realized during the quarter.  Offsetting these amounts was an overall improvement in credit quality as all categories of problem loans decreased on a linked-quarter basis.  For the full year 2015, net charge-offs were $2.9 million or 0.14% of average loans.  The Company’s allowance for loan losses as a percent of total outstanding loans was 1.02% as of December 31, 2015 compared to 1.18% as of December 31, 2014.  The decrease in the allowance for loan losses as a percent of outstanding loans year over year was primarily related to the overall improvement in the Company’s credit quality.

MAINSOURCE FINANCIAL GROUP

(unaudited)

(Dollars in thousands except per share data)

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014
Income Statement Summary
Interest Income	$28,437	$27,163	$111,110	$103,095
Interest Expense	2,198	2,246	8,385	8,607
Net Interest Income	26,239	24,917	102,725	94,488
Provision for Loan Losses	825	—	1,625	1,500
Noninterest Income:
Trust and investment product fees	1,283	1,209	4,947	4,712
Mortgage banking	1,621	2,099	8,355	6,754
Service charges on deposit accounts	5,818	5,377	22,039	20,698
Securities gains/(losses)	26	28	386	24
Interchange income	2,794	1,919	9,239	7,590
Other	1,126	956	5,306	3,229
Total Noninterest Income	12,668	11,588	50,272	43,007
Noninterest Expense:
Employee	14,556	13,860	57,741	54,132
Occupancy & equipment	5,029	4,666	19,686	17,965
Intangible amortization	370	437	1,640	1,690
Marketing	780	1,060	3,193	3,187
Collection expenses	404	343	1,173	1,330
FDIC assessment	410	435	1,655	1,620
Acquisition-related expenses	114	3,119	731	3,119
Consultant expenses	356	350	1,106	1,400
FHLB advance prepayment penalty	—	—	2,364	—
Other	4,196	3,765	16,308	14,777
Total Noninterest Expense	26,215	28,035	105,597	99,220
Earnings Before Income Taxes	11,867	8,470	45,775	36,775
Provision for Income Taxes	2,759	1,910	10,233	7,779
Net Income Available to Common Shareholders	$9,108	$6,560	$35,542	$28,996

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014
Average Balance Sheet Data
Gross Loans	$2,101,336	$1,903,402	$2,023,763	$1,750,974
Earning Assets	3,050,472	2,813,751	2,940,092	2,647,506
Total Assets	3,346,918	3,103,907	3,244,979	2,922,629
Noninterest Bearing Deposits	623,868	503,172	576,341	463,198
Interest Bearing Deposits	2,050,084	1,949,118	2,001,078	1,827,275
Total Interest Bearing Liabilities	2,328,708	2,217,609	2,263,185	2,103,241
Shareholders’ Equity	379,379	352,300	371,919	329,240

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014
Per Share Data
Diluted Earnings Per CommonShare	$0.42	$0.30	$1.62	$1.39
Cash Dividends Per Common Share	0.14	0.11	0.54	0.42
Market Value - High	23.79	20.92	23.79	20.92
Market Value - Low	20.15	16.76	18.71	15.78
Average Outstanding Shares (diluted)	21,890,850	21,659,887	21,909,370	20,854,068

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014
Key Ratios (annualized)
Return on Average Assets	1.08%	0.84%	1.10%	0.99%
Return on Average Equity	9.52%	7.39%	9.56%	8.81%
Net Interest Margin	3.68%	3.75%	3.74%	3.82%
Efficiency Ratio	63.96%	73.43%	65.91%	68.79%
Net Overhead to Average Assets	1.61%	2.10%	1.70%	1.92%

	December 31	September 30	June 30	March 31	December 31
	2015	2015	2015	2015	2014
Balance Sheet Highlights
Total Loans (Including Loans Held for Sale)	$2,162,925	$2,086,313	$2,002,979	$1,990,169	$1,966,047
Allowance for Loan Losses	22,020	22,023	22,473	22,638	23,250
Total Securities	925,279	909,498	859,736	871,080	867,760
Goodwill and Intangible Assets	80,615	80,985	77,707	78,126	78,546
Total Assets	3,385,408	3,336,615	3,240,194	3,152,830	3,122,516
Noninterest Bearing Deposits	641,439	606,218	568,365	550,497	513,393
Interest Bearing Deposits	2,009,336	2,001,380	1,966,702	1,924,737	1,954,928
Other Borrowings	310,727	296,655	195,745	276,719	255,652
Shareholders’ Equity	381,360	378,056	367,991	368,931	360,662

	December 31	September 30	June 30	March 31	December 31
	2015	2015	2015	2015	2014
Other Balance Sheet Data
Tangible Book Value Per Common Share	$13.94	$13.76	$13.42	$13.40	$13.01
Loan Loss Reserve to Loans	1.02%	1.06%	1.12%	1.14%	1.18%
Loan Loss Reserve to Non-performing Loans	171.46%	162.14%	141.59%	161.97%	171.01%
Nonperforming Assets to Total Assets	0.44%	0.48%	0.55%	0.51%	0.52%
NPA’s (w/ TDR’s) to Total Assets	0.53%	0.58%	0.68%	0.63%	1.01%
Tangible Common Equity/Tangible Assets	9.10%	9.12%	9.18%	9.46%	9.27%
Outstanding Shares	21,579,575	21,589,959	21,624,684	21,694,815	21,687,525

	December 31	September 30	June 30	March 31	December 31
	2015	2015	2015	2015	2014
Asset Quality
Special Mention Loans	$19,019	$21,522	$21,975	$30,823	$34,922
Substandard Loans (Accruing)	7,157	7,978	10,992	13,069	22,926
New Non-accrual Loans (for the 3 months ended)	2,078	2,417	4,987	3,068	3,707

Loans Past Due 90 Days or More and Still Accruing	$—	$75	$40	$—	$—
Non-accrual Loans	12,843	13,508	15,832	13,977	13,596
Other Real Estate Owned	1,959	2,437	2,065	2,201	2,688
Total Nonperforming Assets (NPA’s)	$14,802	$16,020	$17,937	$16,178	$16,284
Troubled Debt Restructurings (Accruing)	3,196	3,310	4,160	3,603	15,243
Total NPA’s with Troubled Debt Restructurings	$17,998	$19,330	$22,097	$19,781	$31,527

Net Charge-offs - QTD	$828	$1,250	$165	$612	$1,299
Net Charge-offs as a % of average loans (annualized)	0.16%	0.24%	0.03%	0.13%	0.27%

(1) Tangible common equity, tangible assets and tangible book value per share are non-GAAP financial measures calculated using GAAP amounts. Tangible common equity is calculated by excluding the balance of preferred stock, goodwill and other intangible assets from the calculation of stockholders’ equity. Tangible assets are calculated by excluding the balance of goodwill and other intangible assets from the calculation of total assets. Tangible book value per share is calculated by dividing tangible common equity by the number of shares outstanding. The Company believes that these non-GAAP financial measures provide information to investors that is useful in understanding its financial condition. Because not all companies use the same calculation of tangible common equity and tangible assets, this presentation may not be comparable to other similarly titled measures calculated by other companies. A reconciliation of these non-GAAP financial measures is provided below (dollars in thousands, except per share data).

	December 31	September 30	June 30	March 31	December 31
	2015	2015	2015	2015	2014
Shareholders’ Equity	$381,360	$378,056	367,991	368,931	360,662
Less: Intangible Assets	80,615	80,985	77,707	78,126	78,546
Tangible Common Equity	300,745	297,071	290,284	290,805	282,116

Total Assets	3,385,408	3,336,615	3,240,194	3,152,830	3,122,516
Less: Intangible Assets	80,615	80,985	77,707	78,126	78,546
Tangible Assets	3,304,793	3,255,630	3,162,487	3,074,704	3,043,970

Ending Shares Outstanding	21,579,575	21,589,959	21,624,684	21,694,815	21,687,525

Tangible Book Value Per Common Share	$13.94	$13.76	$13.42	$13.40	$13.01
Tangible Common Equity/Tangible Assets	9.10%	9.12%	9.18%	9.46%	9.27%

MainSource Financial Group is listed on the NASDAQ National Market (under the symbol: “MSFG”) and is a community-focused, financial holding company with assets of approximately $3.4 billion. The Company operates 85 full-service offices throughout Indiana, Illinois, Kentucky and Ohio through its banking subsidiary, MainSource Bank, headquartered in Greensburg, Indiana. Through its non-banking subsidiary, MainSource Title LLC, the Company provides various related financial services.

Forward-Looking Statements

Except for historical information contained herein, the discussion in this press release includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are covered by the safe harbor provisions of such sections.  These statements are based upon management expectations, goals and projections, which are subject to numerous assumptions, risks and uncertainties (many of which are beyond management’s control). Factors which could cause future results to differ materially from these expectations include, but are not limited to, the following: general economic conditions; legislative and regulatory initiatives; monetary and fiscal policies of the federal government; deposit flows; the costs of funds; general market rates of interest; interest rates on competing investments; demand for loan products; demand for financial services; changes in accounting policies or guidelines; changes in the quality or composition of the Company’s loan and investment portfolios; the Company’s ability to integrate acquisitions; and other factors, including various “risk factors” as set forth in our most recent Annual Report on Form 10-K and in other reports we file from time to time with the Securities and Exchange Commission.  These reports are available publicly on the SEC website, www.sec.gov, and on the Company’s website, www.mainsourcefinancial.com.

Additional Information for Cheviot Shareholders

In connection with the proposed merger, MainSource will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Cheviot and a Prospectus of MainSource (the “Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. CHEVIOT SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about MainSource and Cheviot, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from MainSource at www.mainsourcebank.com under the tab “Investor Relations” and from Cheviot at www.cheviotsavings.com under the tab “Investor Relations”. Alternatively, these documents, when available, can be obtained free of charge from MainSource upon written request to MainSource Financial Group, Inc., Attn: Corporate Secretary, 2105 North State Road 3 Bypass, Greensburg, Indiana 47240 or by calling (812) 663-6734 or from Cheviot upon written request to Cheviot Financial Corp., Attn: Investor Relations, 3723 Glenmore Avenue, Cheviot, Ohio 45211 or by calling (513) 661-0457.

MainSource and Cheviot and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cheviot in connection with the proposed merger. Information about the directors and executive officers of MainSource is set forth in the proxy statement for MainSource’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2015. Information about the directors and executive officers of Cheviot is set forth in the proxy statement for Cheviot’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2015.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.